Exhibit (a)(14)

Vishay “Open Letter” Contains No New Information, Ignores Risks

Vishay’s Offer is Inadequate, is Extraordinarily Conditional and Lacks Financing

Voting for Vishay Would Put a Competitor and Litigation Opponent on IRF’s Board and Could Mean Vishay Buys IRF as Cheaply as Possible

EL SEGUNDO, CA – October 7, 2008 – International Rectifier Corporation (NYSE:IRF) today responded to the “open letter to shareholders” issued by Vishay Intertechnology, Inc. by reiterating the inadequacy and the many flaws in Vishay’s offer and examining IRF and Vishay’s recent conduct.

What has IRF done over the last 6 Months?

•	Appointed new CEO and management team

•	Appointed four new highly-qualified directors to the board

•	Started executing on its strategic roadmap and shown strong progress to date

•	Completed restatement process

•	Thoroughly reviewed all of Vishay’s “offers” with advice from Fried Frank and Goldman, Sachs & Co. and found them to be inadequate in all respects

What has Vishay done over the last 2 Months?

•	Started the process by proposing to acquire the company at a 13% premium to a near all-time low while at the same time threatening meritless litigation relating to its PCS acquisition

•	Launched one of the most conditional tender offers seen in recent times, without financing and including numerous subjective and immaterial conditions

•	Attempted to entice IRF shareholders with a non-existent price increase

•	Paid three hand-picked designees $50,000 each to stand for election to IRF’s board of directors – where do their allegiances lie?

•	Continued to make misleading statements, focusing on peripheral director indemnity and stock option issues to deflect attention from the substantive issues at hand

•	Continued to distract IRF management and directors from their number one goal of delivering shareholder value

What could Vishay do next?

•

Vishay must be panicking and desperate to show its “financing commitments.” How meaningful would any commitments be in today’s credit crisis? How many subjective conditions will these “financing commitments” contain? Will you ever see $23.00 in cash from Vishay?

Richard J. Dahl, Chairman of the Board of International Rectifier said: “Much has been made of our willingness to ‘sit down’ with Vishay.  As with any responsible board, we are willing to review any serious offer, with assured financing, that would provide adequate value for our shareholders.  As elusive as Vishay’s proposals have been, our Board has treated each most seriously, carefully and thoroughly reviewing them with advice from Goldman, Sachs & Co. and Fried, Frank, the Company’s financial and legal advisors, respectively. Based on this review, the Board has unanimously concluded that Vishay’s proposal is not a serious offer, and it is not even a serious starting point for discussion.”

“Sitting down to discuss a transaction and providing Vishay, a competitor that is threatening litigation, with confidential due diligence material has the potential to jeopardize our relationships with our customers, result in the loss of valued employees and cause irreparable harm to our business.  We see no reason to put our Company at risk by starting negotiations in a turbulent M&A and credit market with a party that has offered a meager price and presented no information about its ability to obtain financing for its offer.”

“We continue to be confident that our strategic roadmap will deliver greater value for our shareholders than the uncertain $23.00 Vishay proposal,” said Chief Executive Oleg Khaykin.”  “It is critical that our board remains intact and focused on delivering shareholder value and is not distracted by Vishay compensated nominees.  Glass Lewis, Proxy Governance and Egan Jones all have scrutinized Vishay’s proxy proposals and nominees and found them wanting.”

Please remember to vote, sign and date and return the WHITE proxy card.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Company contact:

Investors

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

or

Media:

Kekst & Co.

Tom Davies

212-521-4873

Roanne Kulakoff

212-521-4837